                            PROVIDENCE CAPITAL V, INC.

                             1250 Turks Head Building
                               Providence, RI  02903

                              Information Statement
                            Pursuant To Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder
                                     *******


                                  INTRODUCTION

This Information Statement is being mailed on or before May 22, 2001, to holders of record on such date, of shares of Common Stock ("Common Stock") of Providence Capital V, Inc., a Colorado corporation (the "Company"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

On March 29, 2001, the Company signed an Agreement of and Plan of Merger, dated as of March 1, 2001 (the "Plan") with GS Operations Corp., a Georgia corporation ("GOURMET") whereby GOURMET's shareholders agreed to receive 3,250,000 shares of newly issued common stock of the Company (the "Shares") in exchange for all of the issued and outstanding shares of GOURMET.

The transaction with GOURMET will be a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction will result in a change in control of the Company because following its exchange of the Shares, GOURMET's shareholders will own approximately eighty-two percent (82%) of the issued and outstanding Common Stock of the
Company.

GOURMET shareholders are acquiring control of the Company in anticipation of operating as a Section 12, fully reporting company, pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

The obligation of GOURMET to consummate the Plan and accompanying transactions is subject to the satisfaction of certain conditions. One such condition to the obligations of GOURMET is that Richard Nadeau, Jr., James R. Simmons and Mark T. Thatcher resign their positions as officers and directors of the Company at the time of the closing under the plan and take all steps necessary to appoint the persons designated by GOURMET under the Plan to become the officers and directors of the Company. The Company will also change its name on the books and records of the Secretary of State of Colorado to "Gourmet Station, Inc." (hereinafter referred to as "GOURMET/CO" and/or "Surviving Corporation").




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                              BUSINESS DESCRIPTION

BUSINESS DESCRIPTION

DESCRIPTION OF THE BUSINESS--GOURMET

Gourmet through its wholly-owned subsidiary, the Gourmet Station, LLC (the "LLC")is in the business of providing complete gourmet dinners ordered via the Internet and delivered via UPS to upscale consumers. The essence of Gourmet's Business is exceptional, chef-crafted cuisine from four international menus referred to as "lines". The Line selection was based upon U.S. consumer's preference for ethnic cuisine from McKinsey & Company research.

Gourmet's Business was originally established as a Georgia limited liability company on June 29, 1999 under the name "The Gourmet Station, LLC". GS Operations Corp., a Georgia corporation, was incorporated on January 5, 2001 Hereinafter, unless otherwise specified, the LLC and GOURMET are referred to as "GourmetStation." GOURMET owns all the membership interest in the LLC, thus, the LLC is a wholly-owned subsidiary of GOURMET.


A Gourmet Feast for Two includes artisan bread for two, two soups, two entrees, two accompaniments (side dishes), Torrefazione Italia fresh ground coffee, Laderach Swiss praline huppens, dessert for two, floating candle, matches, linen-like napkins and disposable temperature probes to insure proper heating temperature.

The term "gourmet" or "chef crafted" refers to food products that are unique and too difficult for the average patron to prepare at home. An example is salmon en croute from the Parisian Line. This product is a delicate puff pastry with a distinctive fish ensigna topper surrounded by Norwegian salmon and delicate herb cheese. The en croute is served with lemon herb sauce, a white cream sauce with chives, tarragon and lemon juice. Another example of a difficult to prepare at home item is the Santa Fe Smoked Stuffed Pork Chop from the Baja Line. The center cut, two-inch thick chop is naturally smoked with real fruitwoods and is stuffed with pork sausage, New Mexican green chiles, and apples. It is served with roasted pepper sauce.

THE SERVICE:  Next Day Delivery

UPS conveniently delivers Gourmet high quality products via ground and air services. UPS enables delivery to every ZIP code in the continental U.S. During an operations test through October 31, 2000, UPS experienced 2 service failures out of 426 units shipped for a service reliability factor of 99.5%.

Four convenience factors resulting from the product and the service are as follows:

o Ordering and paying for product via secure web site 24X7
o Receiving next day delivery at office or residence
o Heating and serving a four-course gourmet dinner in about 30 minutes.
o Reusing tastefully decorated packaging



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PRODUCT USES

During concept development it was projected that the product would have uses as follows: 1) Gifts (business & personal) and 2) Self-consumption.

Consumer research conducted in 1999 indicated that Gourmet purchases skewed 58% for self-consumption and 42% for gifts. Results of an operations test through 10/31/00 validated the gift opportunity as 48% of transactions were for business and personal gifts.

CONVENIENCES FACTORS

The product and the service provide the following convenience factors

* Ordering and paying via secure web site 24X7
* Receiving next day delivery at office or residence
* Heating and serving a four-course gourmet dinner in about 30 minutes
* Reusing tastefully decorated packaging

MARKET TRENDS, OVERVIEW & SEGMENTATION

Shift From Base Ingredient Cooking to Prepared Foods

Market research indicates a shift in sales from the grocery industry to the foodservice industry over the past three decades. This dynamic movement away from base ingredient cooking (grocery sales) continues to be propelled by time-starved consumers seeking value-added, convenience oriented meal solutions. Management believes this trend will continue at an accelerated rate. Gourmet intends to leverage this trend by providing deep chilled, four course dinners of exceptional quality with the ultimate convenience of delivery to office or residence. (Deep chilled refers dinners ready to enjoy with only 30 minutes of heating time.)

Convenient Meal Solutions (aka Home Meal Replacement)

The foodservice industry trend labeled convenient meal solutions has been an emerging topic over the last several years and presents a channel of revenue for those concepts in tune with time-starved consumers. The channel provides meal solutions that require minimum, if any, preparation for consumption in home.
The potential in this market is also reinforced by the consumers' behavior and preference for take-out purchases (off-premises) versus dine-in (on-premises) purchases, and the fact that off-premises meal consumption continues to drive foodservice sales. Solomon Smith Barney views this category as the largest opportunity since the advent of casual dining in the 1980's and fast food in the 1970's with a market growth of between 12% and 13% and a resulting market of $150 billion by 2005.

MARKET OVERVIEW

Consumer demand for high quality food, convenience, less stress, and convenient meal solutions all characterize the market. The timing is appropriate for GourmetStation to combine its concept attributes with consumer demands, and participate in foodservice industry's third of a trillion dollar market. Timing is appropriate to leverage advanced foodservice manufacturing technologies, with Internet technologies, with the delivery infrastructure of U.P.S.

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MARKET SEGMENTATION

The winners and emerging leaders in the consumer direct foodservice category are those companies that define their market, are true to their core competencies, and provide value to their customers. For consumer purchases, Gourmet Station characteristics lend it to the specialty foods category classification for e-retailers. Forrester Research reports that this category is expected to explode to $6.3 billion in sales by 2003. GourmetStation is the perfect choice for celebrating a special event, such as a birthday, anniversary, or simply Friday night at home. GourmetStation also provides a unique gift for personal or business giving. The uses of the concept are therefore occasion driven, and are defined either for a) business to business - business gift giving or employee perk and b) business to consumer (personal consumption or personal gift). The market for personal use is lifestyle and income driven. Lifestyle and "settlement type" consumers were evaluated by using TargetPro Mosaic Clusters software. Two of the major group clusters were selected to define GourmetStation's target households from a lifestyle perspective.
This research approach also provided a quantifiable resource for sizing the market, and an exceptional tool for target marketing and establishing the most effective media mix. These groups represent 22.2% or 22.7 million of the U.S. households with 1.2mm targeted households located in the UPS next-day ground delivery zone originating in Atlanta, the brand's launch location. These target households possess the income levels and lifestyle propensity that support the concept, including personal computer and Internet use. These target households can be measured and defined by market and further delineated by zip code.

TARGET MARKET SEGMENT STRATEGY

The target segments fall into two categories, a) Business to Business (business gift giving and employee perk) and b) Business to Consumer (self-consumption and personal gift giving)

B2B: The B2B portion of this model is expected to be more lucrative than the B2C portion. Bulk sales to large corporations will improve cash flow. We also expect more price elasticity in this portion of the model. Anticipated high frequency and check average create a channel with attractive potential. GourmetStation is positioned to provide an upscale shopping environment for the business gift giver with the ability to customize menus and packaging, if required. Business customers may have their unique online account home page where they can efficiently redeem against their account balance and replenish their account with corporate credit card purchases.

B2C: GourmetStation has chosen to focus on the consumer that possesses a discretionary income and a lifestyle compatible with the brand image. Less price sensitivity exists with this consumer while the value provided is recognized and appreciated. GourmetStation's value equation includes high quality food, ample quantity, delivery convenience, stress reduction, an exceptional overall experience for a reasonable price, and association with a leading edge service provider.

Selected target households are not as vulnerable to shifts in the economy as households with fewer resources. GourmetStation is focused on the audience it intends to serve. The targeted nature of this market lends itself to development of highly efficient marketing programs. Targeted media resources and tools are available to build brand awareness, credibility, loyalty, and frequency.

PRICING STRATEGY AND SALES LITERATURE

A retail price of $49.99 plus shipping ($5.99 UPS next day ground in GA, AL and select southeastern locations), total $55.98, was used during the 2000 operations test. Price elasticity will be tested in 2001 as the southeastern "ground" price will be raised to $60.00. Internet shipping charges for food normally range between 15% and 40% of the base proposition price.
Consumers also recognize the additional value associated with the elimination of server tip, baby sitter, drive time, gas, and wait associated with most upscale restaurant experiences. A Bistro Dinner for Two from Balcucci.com without elegant packaging and accessories sells for $112.00.

Jupiter Communications reports that price is an important consideration in on-line shopping - "Although price is very important today, we expect that to change as Web merchants start to build loyalty among users. We may see comparison shopping on the Internet wane over the next few years." Jupiter also reports that the mean annual income of on-line households is $61,000;
nearly double the $35,000 average of those not on-line.

Forrester Research reports that the full-service on-line shopper is more likely to be a working mother or housewife who is willing to spend the additional $10 to $30 per month for on-line shopping in exchange for extra free time. This is important to GourmetStation as 67% of customers are female.

Competitive Comparison

At this stage of e-commerce evolution, there is not, to our knowledge, a competitor that mirrors the GourmetStation business model or consumer proposition. Internet merchants offer non-perishable groceries, raw products requiring cooking, prepared food components, and beverages on their virtual stores. Others offer gift baskets and specialty items targeted as corporate gifts. An August 2000 audit of all matches for "gourmet food" under Yahoo search engine yielded 92 merchants with the following product mix: 68% gift baskets, 21% meats and cheese, 4% miscellaneous (caviar), 5% entrees, 2% cookies. On-line grocers are investing significant capital to build an infrastructure to provide pantry replenishment and prepared foods to busy consumers. But no concept is exactly like GourmetStation.

Other non-Internet home meal replacement concepts include restaurant take-out, local restaurant pick-up or delivery, and Take-Out Taxi, which delivers from participating local restaurants. Hybrid markets with limited distribution include Eatzie's and Harry's In A Hurry, where consumer's purchase fully cooked or raw products requiring preparation.

The positioning of GourmetStation enables the concept to be viewed in a context greater that its basic functionality giving it a distinct advantage over the competition. The benefits that support this premises are the broad range of menu items, four ethnic menu lines, complete meal configuration, added touches such as disposable thermometers, floating candle & matches, and unique reusable packaging. Allowing the consumer to add the finishing touches in about thirty minutes, and "take the bows" are all part of a highly unique social experience.

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An additional advantage of GourmetStation over other concepts is exceptional quality enhanced by delivery convenience. This advantage is gained by purchasing food that has been engineered to achieve peak quality after it is distributed, heated, and served at a remote location. This system provides a unique advantage over Take Out Taxi, which delivers food designed to be at peak quality when consumed on restaurant premises.

Industry Participants

On-line food merchants are represented by a number of niche players creating a category that is not unlike a "kit of parts." An example would be Greatfood.com (recently purchased by 1.800.flowers.com) a site that has been ranked in the top three for customer service. The site represents a number of specialty retailers such as Galaxy Desserts, Montana Legacy, Elena's
Pastas as well as Lobster Gram, which provides live Maine lobster dinners. Even under Greatfood.com shopping categories of "dinner parties" or "romantic dinners" the selection represents individual meal items Vs. the GourmetStation one-stop, complete gourmet experience.

The "Featured Merchant" section of Food.com, the largest Internet food portal, contains links to the following food sites:

* Omaha Steaks - Products include frozen steaks, seafood, appetizers, desserts with specific channels to consumers, foodservice, and the supermarket industry. This privately held company boasts 3 million annual transactions with an average transaction of $100 or $300 million in annual sales. Like GourmetStation, Omaha Steaks does not manufacturer their own products. They purchase from food manufacturers, and distribute from their own fulfillment center. Omaha Steaks is currently developing a new brand to leverage their call center and fulfillment center. The new brand will sell upscale, frozen entrees and will depart from the meat-based consumer image associated with Omaha Steaks brand.

* Balducci's - Manhattan based deli and cataloguer is promoting their internet site heavily on Food.com. Offerings include fully cooked a la carte entrees, sauces, desserts and draw meats and seafood. Balducci's recently introduced Bistro Dinners for Two, but with small portions, no accessories, utilitarian packaging, and a price tag of $52.00 to $111.00. Shipping is 2nd day FedEx.

* iGourmet - This site focuses on unique, gourmet delicacies, including bottled soups from Spain, smoked fish, seasonings, oils & vinegar, and desserts. The majority of iGourmet items are shelf stable creating warehousing and distribution efficiencies VS shipping frozen or refrigerated items.

* eCandy -  This site is targeted to the candy lover.

* FultonStreet.com - This site is fashioned after Webvan.com only with less items.

* Hickory Farms - This is meat focused.

Certain statements, estimates and forward-looking projections prepared by GourmetStation may not be representative of future outcome. The Company makes no representation as to their attainability, nor can any such representation be implied. In addition, because the estimates and assumptions underlying such projections are inherently subject to significant economic, market, and regulatory uncertainty and contingencies, which are difficult or impossible to predict accurately and are beyond the GourmetStation's control, there is significant risk that the projections will not be realized. Accordingly, actual results may be materially different from those projected.

Legal Proceedings

1. A claim for a 10% membership interest in the LLC and/or damages was asserted against the LLC by a former marketing consultant of the LLC. The claim was under an alleged services contract. The membership interest was to be paid to the marketing consultant as compensation for marketing services rendered and to be rendered to the LLC. While the marketing consultant did provide some services, the vast majority of the services were performed at the request of Ms. Lynes-Miller while she was employed by another entity and prior to the formation of the LLC. None of the work produced was utilized in any way by the LLC or GourmetStation. All intellectual property and work product of the marketing consultant in the LLC's possession was returned to the marketing consultant by the LLC. Given the speculative nature of the claim, the fact that all intellectual property and work product was returned to the marketing consultant, and that there has been no correspondence from the consultants, GourmetStation cannot determine the materiality of the claim at this time.

2. A claim for membership interest was asserted by a former member of the LLC. Management had removed the member for abandonment of her duties to the LLC. Management believes that this claim is groundless and, even if successful, would not materially impact GourmetStation or its business.

GourmetStation is expected to be involved from time to time in various claims, actions and lawsuits incidental to its business. GourmetStation believes the ultimate liability there under, if any, will not have a material affect on the financial condition of GourmetStation.


                                   MANAGEMENT

The directors and executive officers serving GourmetStation will be as follows:


                                   Date First
                                   Became            Positions and Offices
Name                    Age        Director          With the Company
--------------------    ------     ---------------   -----------------------
Donna Lynes-Miller                 April 23, 2001    Chairman and CEO
Albert Caproni, III                April 23, 2001    Secretary/Treasurer
Jeffrey J. Miller                  April 23, 2001    Marketing and
                                                     Management Consultant
----------------------------------------------------------------------------

Please see personal biographies below

Personal Biographies and Summary of Experience of
Officers, Directors and Advisors
----------------------------------------------------------------------------
DONNA LYNES-MILLER currently serves as Chairman of GourmetStation. Ms. Lynes-Miller's strong background in strategic supply chain management for the foodservice industry laid the foundation for a new foodservice model, the virtual restaurant. The virtual restaurant model addresses consumer demand for quality meals and convenient service, as well as industry issues such as labor shortages, food safety, diminishing return-on-investment on the traditional bricks & mortar model, and real estate availability.

Prior to forming the Gourmet Station LLC, she held the position of Sr. Vice President at A.F.C. Enterprises, a multi-brand foodservice organization with $3 billion in annual system sales, where she served in many capacities. From 1992 through 1995 Lynes-Miller was founder and President of POPCA and COPA, the national purchasing cooperatives for Popeyes and Churchs. From 1995 through 1998 she served as Sr. Vice President of Product Management for Popeyes where research & development, quality assurance, and cooperative purchasing were organizationally linked in a process team environment to rapidly bring new products to market. From 1998 until June 1999 she reported to both the President and the C.E.O. of A.F.C. Enterprises on strategic projects including the development of A.F.C.'s five-year strategic vision and operating plan. Prior to joining A.F.C. in 1992, Lynes-Miller lead the Arby's purchasing cooperative, A.R.C.O.P., for thirteen years, where she served as President for eight years.

She served as Chairperson of the National Restaurant Association's Foodservice Purchasing Executive Group from 1987 through 1989 where she was instrumental in developing the C.F.P.M., Certified Foodservice Purchasing Managers, program for foodservice purchasing executives. She earned her C.F.P.M. in 1989 and her C.P.M. certification in 1985 through the National Association of Purchasing Managers. In 1992 she completed a two-year term on the Board of Directors for CAPS, the Center for Advanced Purchasing Studies, an academic affiliate of the National Association of Purchasing Managers. In 1995 she served a one-year term on the board of directors for the National Cooperative Business Association. Lynes-Miller is a member of the Women's Foodservice Forum, and attended Middle Tennessee State University in Murfreesboro, Tennessee.

JEFFREY J. MILLER   currently serves as Marketing and Management Consultant to
GourmetStation Registrant. His strong background in turnaround and start up enterprises, marketing, management, and business strategy development round out the core competencies of the management team. Experienced in product management, brand management, e-commerce strategy, and operations, he provides in-house consulting support and special project work.

Mr. Miller is the Vice President of Marketing and an investor partner in AMREP, Inc. where has been employed since 1990. A specialty chemical manufacturer to the Industrial and Institutional, Automotive, and Consumer marketplaces, AMREP is one of largest privately held companies in the industry supplying most of the top distribution and retailing organizations.

He is a member of the American Marketing Association and International Sanitary Supply Association and is also a contributing author/creator of several trademarks and patents. He holds both a Bachelor of Business Administration and a Master of Science in Marketing from Georgia State University.

BLUE MARBLE MEDIA currently serves as Creative Partner for GourmetStation. Blue Marble Media is an Atlanta based full-service agency specializing in branding, image development, broadcast, video, interactive and web design. Ben and Cara Barineau founded the company in 1995 and serve as creative directors and corporate officers.

In just its first five years of existence the Blue Marble Media team has been honored with more than 35 top awards from prestigious competitions such as: the New York International Film and Television Festival, the U.S. International Film and Video Awards, the Telly Awards, the CINDY Awards, ShowSouth, and the Atlanta Addy Awards, just to name a few.

Blue Marble Media's list of distinguished clients include AFC Enterprises (Popeyes, Churchs, Cinnabon & Seattle Coffee Company), AFA (Arby's), The Athletes Foot, BellSouth, CheckFree Corp., Coca-Cola Enterprises, The Federal Home Loan Bank of Atlanta, Fortis Family, the Hines Development Corporation, The Home Depot, McKinsey & Company, Milliken & Co., Printpack, Inc.,
Scientific-Atlanta, Inc., Siemens Corporation and World SPAN.

Al Caproni earned his law degree from the University of Georgia in 1978 and an LL.M in tax law from New York University in 1984. Mr. Caproni is also a C.P.A., having worked in the tax department of Touche Ross & Co.'s Atlanta office for more than two years before joining a financial planning firm and enrolling at NYU. Prior to forming Cohen & Caproni, LLC, Mr. Caproni practiced for 13 years and was a partner at Merritt & Tenney, LLP, a mid-sized Atlanta law firm, where his practice focused on business, tax and estate planning law.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors has not held any formal meetings during the fiscal year ending December 31, 2000.


                             DESIGNEES OF GOURMET/CO
                       TO THE COMPANY'S BOARD OF DIRECTORS

The following table sets forth certain information with respect to the persons designated by GOURMET to become the Company's Board of Directors.

Directors

At the time the Articles of Merger are filed with the Secretary of State of Colorado in connection with the Plan (the "Effective Time"), the Directors of GOURMET shall be as set forth below, until their respective successors are duly elected and qualified at the next annual meeting of shareholders of GOURMET. As of the Effective Time, the previous directors of the Company shall resign.

The names and addresses of the Directors of the Surviving Corporation are as follows:

Name                          Age       Position

Donna Lynes-Miller                      Chairman

Name                          Age       Position

Jeffrey J. Miller                       Director

Albert Caproni, III           47        Director


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table sets forth as of April 27, 2001, information with respect to the beneficial ownership of GOURMET outstanding Common Stock by (i) each director and executive officer of GOURMET, (ii) all directors and executive officers of GOURMET as a group, and (iii) each shareholder who was known by GOURMET to be the beneficial owner of more than 5% of GOURMET's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name and Address                   Number of           Percent of
                                   Shares Owned        Class Owned
                                   Beneficially

Donna Lynes-Miller (1)             1,922.863           48.07%
1062 Euclid Avenue
Atlanta, Georgia 30307

Jeffrey J. Miller  (1)               469,008           11.73%
1062 Euclid Avenue
Atlanta, Georgia 30307

Cohen & Caproni, LLC                 234,520            5.86%
750 Hammond Drive
Building 7, Suite 200
Atlanta, Georgia 30328

Albert Caproni (1) (2)                     0            0

Michael Conrad Family L.P.           234,520            5.86%

William E. Byrd                      114,433            2.86%

Blue Marble Media, Inc.              274,658            6.87%

All directors and
executive officers
as a group (3 persons)             2,626,391           65.66%

(1) The individuals listed are the sole Executive Officers and/or Directors of the Company.

(2) Mr. Caproni owns no stock in his own name. However, Mr. Caproni, is a member of Cohen & Caproni, LLC and, as such, exercises control over the shares held by Cohen & Caproni, LLC.

                                Change in Control

Upon closing under the Plan, GOURMET shareholders will own 3,250,000 shares, representing approximately 82% of the Company's issued and outstanding Common Stock, and the current Company shareholders will own 750,000 shares, or 18% of the Company's issued and outstanding Common Stock. As a result, a change in control of the Company will have occurred.


                              EXECUTIVE COMPENSATION

At inception of the Company, its officers and directors, Richard Nadeau, Jr., James R. Simmons and Mark T. Thatcher received 750,000 shares of Common Stock valued at $0.001 per share in consideration of pre-incorporation services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure, and completion of the incorporation and organization of the Company. No officer or director has received any other remuneration.

Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to the GOURMET/CO business. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. It is possible that, after the Company successfully consummates the Plan with GOURMET, that GOURMET/CO may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to consummate the Plan outlined herein.

Notwithstanding the foregoing, Mark T. Thatcher has agreed to be retained by the Company as a general business consultant for a period of twelve (12) months following Mr. Thatcher's resignation as an officer and director at the Closing of this transaction. The services to be provided thereunder include, but are not limited to, drafting, preparing and converting to Edgar format and filing certain reports required to be filed by the Company.

                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is no public market for the Company's Common Stock. The GOURMET/CO Common Stock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in GOURMET/CO Common Stock will occur.

With respect to financial and other information relating to GOURMET/CO, Mark
T. Thatcher, Of Counsel, Nadeau & Simmons, P.C., whose address is c/o Nadeau & Simmons, P.C., 56 Pine Street, Providence, Rhode Island 02903 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, the Company will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, has been filed with the Commission. Any such requests should be directed to Mark T. Thatcher, Esq., Nadeau & Simmons, P.C., 56 Pine Street, Providence, Rhode Island 02903.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company maintains a mailing address at 56 Pine Street, Providence, Rhode Island 02903.


                  THIS INFORMATION STATEMENT IS PROVIDED TO YOU
                FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.

May 22, 2001